NEWS RELEASE
For Immediate Release	Contact: Raymond Brandstrom
November 23, 2005	Chief Financial Officer
(206) 298-2909

EMERITUS ANNOUNCES COMPLETION OF EXCHANGE OFFER

SEATTLE, WA, November 23, 2005 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced that its offer to exchange 6.25% Convertible Subordinated Debentures due 2008 for its existing 6.25% Convertible Subordinated Debentures due 2006, expired at 5:00 p.m. Eastern time on Tuesday, November 22, 2005.

U.S. Bank, National Association, the exchange agent for the offer, has advised Emeritus that approximately $26.625 million in principal amount of the existing debentures was tendered pursuant to the exchange offer. Emeritus has advised the exchange agent that it will exchange all existing debentures that have been tendered for exchange.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Emeritus Corporation. Emeritus Corporation has filed a Tender Offer Statement on Schedule TO, as amended, with the Securities and Exchange Commission. The Tender Offer Statement (including an offering memorandum, a related letter of transmittal and other offer documents), as amended, contains important information that should be read carefully before any decision is made with respect to the offer. The Tender Offer Statement (including the offering memorandum, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission), as amended, is available at no charge at the Securities and Exchange Commission website at http://www.sec.gov. Investors may also contact Emeritus Assisted Living, 3131 Elliott Avenue, Suite 500, Seattle, WA 98121, Attention: Chief Financial Officer, to obtain information about the exchange offer, including copies of the offering memorandum and related documents.

ABOUT THE COMPANY

Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 182 communities representing capacity for approximately 18,500 residents in 34 states. Emeritus’s common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.